SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

REE AUTOMOTIVE LTD.
(Name of Issuer)
Class A Ordinary Shares, without par value
(Title of Class of Securities)
M8287R103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

⌧ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Clal Insurance Enterprises Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
13,758,023 Class A Ordinary Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
13,758,023 Class A Ordinary Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,758,023 Class A Ordinary Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 4.
** Based on 243,750,582 Class A Ordinary Shares outstanding as of October 17, 2022 (as reported by the Issuer in Exhibit 99.2 to its report on Form 6-K submitted to the Securities and Exchange Commission on October 20, 2022).

EXPLANATORY NOTE

This Schedule 13G is filed by the Reporting Person (as defined below) pursuant to Rule 13d-1(d) in connection with the consummation by the Issuer (as defined below) of its previously announced business combination on July 22, 2021, which means that the "Date of Event Which Requires Filing of this Statement" is December 31, 2021 (the “Initial Date”) and that the due date for filing this Schedule 13G pursuant to Rule 13d-1(d) was February 14, 2022. However, due to a technical error, the Reporting Person did not file the Schedule 13G by that time and is filing this Schedule 13G on the date hereof. As shown in Item 4 below, the information with respect to the beneficial ownership of Class A Shares by the Reporting Person is provided both as of the Initial Date and as of October 30, 2022.

Item 1.

(a)	Name of Issuer: REE AUTOMOTIVE LTD. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: Kibbutz Glil-Yam 4690500, Israel

Item 2.

(a)	Name of Person Filing:

Clal Insurance Enterprises Holdings Ltd. (“Clal” or the “Reporting Person”). Clal, an Israeli public corporation, may be deemed to beneficially own the Class A Ordinary Shares reported in this Statement.  See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel

(c)	Place of Organization: Israel.

(d)	Title of Class of Securities:

Class A Ordinary Shares, without par value (the “Class A Ordinary Shares”).

(e)	CUSIP Number:

M8287R103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

As of October 30, 2022: The Reporting Person may be deemed to beneficially own 13,758,023 Class A Ordinary as of October 30, 2022. Of the 13,758,023 Class A Ordinary Shares reported in this Statement as beneficially owned by Clal as of such date, (i) 2,283,063 Class A Ordinary Shares are beneficially held for its own account; and (ii) 11,474,960 Class A Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of more than 2,283,063 Class A Ordinary Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

As of December 31, 2021: The Reporting Person may be deemed to beneficially own 13,894,023 Class A Ordinary as of December 31, 2021 . Of the 13,894,023 Class A Ordinary Shares reported in this Statement as beneficially owned by Clal as of such date, (i) 2,419,063 Class A Ordinary Shares are beneficially held for its own account; and (ii) 11,474,960 Class A Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of more than 2,419,063 Class A Ordinary Shares covered by this Statement.

Based on  234,262,636 Class A Ordinary Shares outstanding as of December 31, 2021 (as reported by the Issuer in its annual report on Form 20-F submitted to the Securities and Exchange Commission on March 28, 2022), the 13,894,023 Class A Ordinary represented 5.9% of the outstanding Class A Ordinary Shares as of such date.

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2022

CLAL INSURANCE ENTERPRISES HOLDINGS LTD. BY: /s/ Eran Czerninski /s/ Yossi Dory Eran Czerninski and Yossi Dory, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD.